Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

November 28, 2011

WRITER’S DIRECT LINE

(212) 838-4175

Mr. Jay E. Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

LiqTech Internationl, Inc., formerly Blue Moose Media, Inc.

Amendment 2 to Current Report on Form 8-K

Filed November 15, 2011

File No. 0-53769

Dear Mr. Ingram:

As counsel to LiqTech International, Inc., formerly Blue Moose Media, Inc. (the “Company”), we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated November 23, 2011 (the “Comment Letter”) regarding the above-referenced Form 8-K/A (the “Current Report”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Summary, page 1

1.

Please provide a more comprehensive description of your accounting for the sale of warrants.  In your response, please describe how you allocated proceeds to the shares of common stock and to the warrants and how you recorded each feature.

In connection with the August 24, 2011 merger between Liqtech USA, Inc. and a subsidiary of LiqTech International, Inc., LiqTech International, Inc. issued 6,500,000 warrants to purchase common shares at $1.50 per share.  The warrants expire on December 31, 2016 and can be settled in unregistered common shares.  The warrant holders do not have registration rights for either the warrants or the underlying shares.

LiqTech International, Inc. issued the warrants in exchange for the warrants issued by LiqTech USA, Inc. in its private placement wherein LiqTech USA, Inc. issued common shares and warrants for cash and receivables. The purchase price of the common shares and warrants was determined through negotiations between the parties.

LiqTech USA, Inc. determined the fair value of both the common stock and warrants. The fair value of the warrants was determined by the Black-Scholes method, because the warrants are a separate security and can be sold to third parties. As the warrants are allowed to be settled in unregistered common shares, the warrant holders do not have registration rights for either the warrants or the underlying shares, LiqTech USA, Inc. and LiqTech International, Inc. have sufficient shares to settle the warrants and the warrants have a specific number of shares to be settled at a fixed purchase price, no contingent liability is required to be reflected.

LiqTech USA, Inc. allocated the proceeds received to the common stock and warrants based on their relative fair values.  The common stock and warrants were classified as equity as the warrant can be settled with unregistered common shares, LiqTech USA, Inc. and LiqTech International, Inc. have sufficient shares to settle the warrants and the warrants have a specific number of shares to be settled at a fixed purchase price in accordance with ASC Topic 505 and 815-40 formerly SFASs 150 and 133 and  EITF 00-19.

Cash Flows, page 16

2.

We note your disclosure indicating that there are longer payment terms for certain specific customers.  In future filings, please explain how you decide to grant longer payment terms and the potential impact on your liquidity.

In future filings, to the extent the Company grants longer payment terms to some of its customers, it will explain how it decided to grant longer payment terms and the potential impact on its liquidity.

As requested, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ George Lander

George Lander